UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42119

Commission File Number: 001-34177

Commission File Number: 001-42118

Commission File Number: 001-34004

DISCOVERY GLOBAL HOLDINGS, INC.

(as Issuer)

WARNER BROS. DISCOVERY, INC.

DISCOVERY COMMUNICATIONS, LLC

SCRIPPS NETWORKS INTERACTIVE, INC.

(as Guarantors)

THE NASDAQ STOCK MARKET LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

4.302% Senior Notes due 2030 (and the guarantees related thereto)

4.693% Senior Notes due 2033 (and the guarantees related thereto)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Discovery Global Holdings, Inc., Warner Bros. Discovery, Inc., Discovery Communications, LLC and Scripps Networks Interactive, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: October 6, 2026

DISCOVERY GLOBAL HOLDINGS, INC.

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer

WARNER BROS. DISCOVERY, INC.

By:	/s/ Stephanie Kyoko McKinnon
Name: Stephanie Kyoko McKinnon
Title: Executive Vice President and General Counsel

DISCOVERY COMMUNICATIONS, LLC

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer

SCRIPPS NETWORKS INTERACTIVE, INC.

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer